Exhibit 1
FOR IMMEDIATE RELEASE
September 15, 2005
Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Senior Managing Director
Tel: (TOKYO) +81-3-3348-2424
E-mail: Info-ir@nissin-f.co.jp
Notice Regarding Participation in Leasing Business in China and Business Name Change of Consolidated
Subsidiary Company, Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd.

     An application was filed by our consolidated subsidiary, Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd., (hereinafter referred to as “Matsuyama Nissin”) to operate in the leasing industry within China in order to further advance its finance-related businesses there. The Chinese Ministry of Commerce recently approved this application, making it possible for the company to enter into the leasing industry as a leasing company with independent foreign capital.
     With this development, Matsuyama Nissin modified its business operations, which had previously centered on consulting, to those of a leasing company, while at the same time changing its name to “Matsuyama Nissin Leasing (Shanghai) Co., Ltd”. It has been operating under this name since September 14 this year.
1.	Background of Entry into Leasing Industry
     Matsuyama Nissin has been conducting various consulting operations since its founding in Shanghai last July and continues to conduct research regarding financial needs and implementations of credit businesses in the Chinese market. The Chinese Ministry of Commerce has been deregulating rules related to participation by businesses of foreign capital in the leasing industry as part of a provision for China’s membership in the World Trade Organization (WTO). Since March 5 this year, the “Foreign Trade Investment Leasing Business Control Law” has been in effect. Matsuyama Nissin filed an application to obtain a license for the leasing business in order to seek early participation in the leasing business.
2.	Purpose of Participating in Leasing Industry
     Matsuyama Nissin aims to become a solution provider for the revitalization of businesses by providing financial support to foreign businesses entering the Chinese market as well as local Chinese businesses. This entry into the leasing industry is part of such efforts, and the Company is committed to offering a broad range of leasing services that have potentially high demand, leasing facilities ranging from office facilities to facilities for the service industry that were heretofore almost nonexistent in the Chinese market.
     The company plans to use the leasing business as a foundation to create a credit business in the Chinese market and is considering providing various finance-related services in the future based on expectations of further deregulations in the financial sector.
3.	Company Profile after Obtaining Leasing License
     Matsuyama Nissin will be changing its business type from one that has a variety of projects relating to consulting and investments to one with a leasing business at the core, in order to further expand its operations. There have been no changes to the locations of the business or other matters, other than the business name and description.

 Company name:	Matsuyama Nissin Leasing (Shanghai) Co., Ltd.
‚ Business location:	Suite 1607-1610 Shanghai Times Square Office No.93, Huaihai Middle Rd., Shanghai 200021, China
ƒ Establishment:	July 9, 2004.
„ Capital:	US$10,000,000-
… Description of business:	Leasing business in general, including financial and operational leasing, as well as related consulting activities.
† Shareholder:	Entirely funded by Nissin Co., Ltd.
‡ Commencement of business operations:	September 14, 2005.